March 28, 2011

Mr. Ronald E. Alper, Esq.
Staff Attorney
Mr. H. Christopher Owings, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:           Green Star Alternative Energy, Inc.
File No. 00053627; Your Letter of February 23, 2010
Amendment No. 2 to Form 10-12G Filed January 25, 2010
Form 10-Q for the period ended June 30, 2009 Filed August 13, 2009
Form 10-Q/A for the period September 30, 2009 Filed February 11, 2010

Dear Mr. Alper and Mr. Owings:

Thank you for your comment letter of February 23, 2010.  On behalf of Green Star Alternative Energy, Inc. (the “Company”), please allow me to also express our appreciation for the courtesies and cooperation that you have extended to our legal counsel, William M. Aul in clarifying your comments.

Herewith is a copy of Amendment No. 3 to the Company’s Form 10 submitted in response to your comments.

Also, and as discussed with Mr. Alper, the Company has completed the divestiture of all of the assets it held and is now no longer pursuing the business as described in the prior amendment to the Form 10.  On this basis and in accordance with the telephone discussion between Mr. Alper and Mr. Aul, the comments raised in your letter of February 23, 2010 are no longer applicable. Please see the Amendment No. 3 wherein the change in management, business, and plans are set forth.

In submitting this Amendment No. 3 to the Form 10, the Company and its management acknowledge that:

∙           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

∙	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

∙	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you gain for the courtesies that you have extended to us and your kind assistance.

Sincerely,

/s/ Eric Stoppenhagen
Eric Stoppenhagen
President
cc: file